SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CPG Focused Access Fund, LLC

(Name of Issuer)

CPG Focused Access Fund, LLC

(Name of Person(s) Filing Statement)

Class F1, Class F2, Class A and Class I Units of Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Mascis

c/o Central Park Advisers, LLC

125 West 55th Street

New York, New York 10019

(212) 317-9200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

February 1, 2024

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by CPG Focused Access Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase Class F1, Class F2, Class A and Class I units of limited liability company interests of the Fund (the "Units"). Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(ii)) and related Letter of Transmittal (attached as Exhibit (a)(1)(iii)), the Fund will purchase up to $238,351,000 of Units that are tendered and not withdrawn prior to the end of the day on March 1, 2024, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

(a)             The name of the filing person is CPG Focused Access Fund, LLC. The investment adviser of the Fund is Central Park Advisers, LLC (the "Adviser"). The principal executive office of the Fund and the Adviser is located at 125 West 55th Street, New York, New York 10019 and the telephone number is (212) 317-9200. The Fund's Executive Officers are: Mitchell A. Tanzman, Principal Executive Officer; Michael Mascis, Principal Accounting Officer; Michael E. Dresnin, Vice President and Secretary; Gregory P. Brousseau, David F. Connor, Graeme Conway, Ruth S. Goodstein, Alex Lee and Rick Salus, each, a Vice President; and Seth L. Pearlstein, Chief Compliance Officer. The Fund's Directors are: Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman, Mitchell A. Tanzman and Sharon J. Weinberg. The address of the Fund's Executive Officers and Directors is c/o Central Park Advisers, LLC, 125 West 55th Street, New York, New York 10019.

ITEM 10.	Financial Statements.

(a)             (1)     Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended April 30, 2022, previously filed with the SEC on Form N-CSR on July 8, 2022.

Audited financial statements for the fiscal year ended April 30, 2023, previously filed with the SEC on Form N-CSR on July 7, 2023.

Unaudited financial statements for the six-month period ended October 31, 2023, previously filed with the SEC on Form N-CSR on January 5, 2024.

 (2)     The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

 (3)     Not applicable.

 (4)     Net asset value per Unit of Class F1 Units, Class F2 Units, Class A Units and Class I Units of $12.37, $12.82, $17.48 and $24.09 (as of November 30, 2023), respectively.

(b)            The Fund's assets will be reduced by the value of the Units purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer.

ITEM 11.	Additional Information.

Until March 31, 2024, Gregory Brousseau, Mitchell A. Tanzman and Alex Lee will continue to serve as the Fund's portfolio managers (the "Portfolio Managers"). As Portfolio Managers, Messrs. Brousseau, Tanzman and Lee have been jointly and primarily responsible for the day-to-day management of the Fund's portfolio.

The Adviser has established a committee (the "Investment Committee") which is, with certain exceptions, consulted with respect to investment decisions for the Fund. Effective April 1, 2024, the Investment Committee will become solely responsible for portfolio allocation and for final investment decisions. Effective April 1, 2024, the Investment Committee members will be jointly and primarily responsible for the day-to-day management of the Fund's portfolio. Information about the Investment Committee members is discussed in the Fund's Confidential Memorandum, dated January 30, 2024, as amended and restated or supplemented from time to time.

ITEM 12.	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG FOCUSED ACCESS FUND, LLC

By:	/s/ Michael Mascis
Name:	Michael Mascis
Title:	Principal Accounting Officer

February 1, 2024

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.